Exhibit 18.1

September 15, 2005

Board of Directors

Silicon Graphics, Inc.

Note 2 of the Notes to the Consolidated Financial Statements of Silicon Graphics, Inc. (the “Company”) included in its annual report on Form 10-K for the fiscal year ended June 24, 2005 describes an accounting change regarding the date of the Company’s annual goodwill impairment assessment from the last day of the fiscal fourth quarter to the first day. There are no authoritative criteria for determining which date is preferable based on the particular circumstances; however, we conclude that such change is acceptable and, based on your business judgment to make this change for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/    Ernst & Young LLP